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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated August 16, 2006
2	Material Change Report dated August 16, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

BUFFALO GOLD EXPANDS MINERALIZATION AT

MT. KARE -  BRINGS IN THIRD DRILL RIG

Vancouver, B.C., August 16th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea. Highlights of the drill results include:

•

33.4 metres of 15.7 g/t gold in hole MK06-09A, including:

19.3 metres of 24.32 g/t gold

•

86.0  metres of 4.2 g/t gold in hole MK06-43, including:

58.3 metres of 5.83 g/t gold

•

122.0  metres of 2.4 g/t gold in hole MK06-49, including:

69.0 metres of 3.13 g/t gold

A summary of drill intersections can be found below in Table 1.

The drilling results indicate that the structural block hosting the gold mineralization becomes more cohesive, and of higher grade to the north. This has lead to subdivision of the Western Roscoelite Zone (WRZ) into north and south components referred to as the North-Western Roscoelite Zone (NWRZ) and South-Western Roscoelite Zone (SWRZ) respectively.   The northern area has only been sparsely drilled in the past. Additional drill holes in this area have been completed and are awaiting assays.

“We are thrilled with these outstanding results and the progress of the program to date,” commented Buffalo Chairman and CEO Damien Reynolds. “We believe that on-going drilling will continue to enhance the emerging picture of a world class deposit at Mt. Kare.”

Additional drill holes planned in this new zone to test the extents of mineralization.  A third drill rig is being brought to the property to accelerate the exploration program.

Buffalo plans to use the results of drilling in the recalculation of the resource at Mt. Kare and as part of the pre-feasibility study scheduled for completion in July 2007.  The remaining drill program and concurrent work for the planned pre-feasibility study is continuing on schedule and Buffalo is pleased with the results of the program to date.   A map showing planned and completed drill hole locations can be viewed on the Mt. Kare page of Buffalo’s website, www.buffalogold.ca

Table 1. Summary of Mt. Kare Drill Hole Intersections form June 20 to August 9, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-07	no significant intersections
MK06-09A**	17.8	36.1	18.3	4.77	Pending
	44.7	78.0	33.3	15.71	Pending
including	44.7	64.0	19.3	24.32	Pending
MK06-12	3.5	23.0	19.5	0.95	43.91
MK06-17	15.0	45.9	30.9	3.87	4.59
MK06-18	48.0	70.0	22.0	2.00	5.61
	202.0	207.9	5.9	2.53	25.51
MK06-20	142.0	175.0	33.0	0.42	0.85
MK06-23A**	1.5	21.0	19.5	2.38	14.54
MK06-25	11.0	48.0	37.0	2.51	2.87
	129.0	164.5	35.5	3.78	5.87
MK06-33	No significant intersections
MK06-41	1.5	12.0	10.5	0.50	Pending
MK06-43	19.0	105.0	86.0	4.23	Pending
Including	46.7	105.0	58.3	5.83	Pending
MK06-49	0.0	122.0	122.0	2.36	Pending
Including	29.0	98.0	69.0	3.13	Pending
MK06-61	63.0	82.0	19.0	2.02	28.80

*Holes are not drilled in numerical or sequential order.

**Redrilled hole – original abandoned.

True widths from the drill intersections have not yet been estimated.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

August 16, 2006

Item 3

News Release

A press release was issued on August 16, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo announces additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea.

Item 5

Full Description of Material Change

Please see Schedule "A" attached

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

August 16, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule "A"

August 16, 2006

  Trading Symbol:  TSXV – BUF.U

     OTC\BB  – BYBUF

FWB – B4K

BUFFALO GOLD EXPANDS MINERALIZATION AT

MT. KARE -  BRINGS IN THIRD DRILL RIG

Vancouver, B.C., August 16th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea. Highlights of the drill results include:

•

33.4 metres of 15.7 g/t gold in hole MK06-09A, including:

19.3 metres of 24.32 g/t gold

•

86.0  metres of 4.2 g/t gold in hole MK06-43, including:

58.3 metres of 5.83 g/t gold

•

122.0  metres of 2.4 g/t gold in hole MK06-49, including:

69.0 metres of 3.13 g/t gold

A summary of drill intersections can be found below in Table 1.

The drilling results indicate that the structural block hosting the gold mineralization becomes more cohesive, and of higher grade to the north. This has lead to subdivision of the Western Roscoelite Zone (WRZ) into north and south components referred to as the North-Western Roscoelite Zone (NWRZ) and South-Western Roscoelite Zone (SWRZ) respectively.   The northern area has only been sparsely drilled in the past. Additional drill holes in this area have been completed and are awaiting assays.

“We are thrilled with these outstanding results and the progress of the program to date,” commented Buffalo Chairman and CEO Damien Reynolds. “We believe that on-going drilling will continue to enhance the emerging picture of a world class deposit at Mt. Kare.”

Additional drill holes planned in this new zone to test the extents of mineralization.  A third drill rig is being brought to the property to accelerate the exploration program.

Buffalo plans to use the results of drilling in the recalculation of the resource at Mt. Kare and as part of the pre-feasibility study scheduled for completion in July 2007.  The remaining drill program and concurrent work for the planned pre-feasibility study is continuing on schedule and Buffalo is pleased with the results of the program to date.   A map showing planned and completed drill hole locations can be viewed on the Mt. Kare page of Buffalo’s website, www.buffalogold.ca.

Table 1. Summary of Mt. Kare Drill Hole Intersections form June 20 to August 9, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-07	no significant intersections
MK06-09A**	17.8	36.1	18.3	4.77	Pending
	44.7	78.0	33.3	15.71	Pending
including	44.7	64.0	19.3	24.32	Pending
MK06-12	3.5	23.0	19.5	0.95	43.91
MK06-17	15.0	45.9	30.9	3.87	4.59
MK06-18	48.0	70.0	22.0	2.00	5.61
	202.0	207.9	5.9	2.53	25.51
MK06-20	142.0	175.0	33.0	0.42	0.85
MK06-23A**	1.5	21.0	19.5	2.38	14.54
MK06-25	11.0	48.0	37.0	2.51	2.87
	129.0	164.5	35.5	3.78	5.87
MK06-33	No significant intersections
MK06-41	1.5	12.0	10.5	0.50	Pending
MK06-43	19.0	105.0	86.0	4.23	Pending
Including	46.7	105.0	58.3	5.83	Pending
MK06-49	0.0	122.0	122.0	2.36	Pending
Including	29.0	98.0	69.0	3.13	Pending
MK06-61	63.0	82.0	19.0	2.02	28.80

*Holes are not drilled in numerical or sequential order.

**Redrilled hole – original abandoned.

True widths from the drill intersections have not yet been estimated.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_____________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.